UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   5)*

OVERSTOCK.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

690370 10 1

(CUSIP Number)

Patrick M. Byrne

6350 South 3000 East

Salt Lake City, Utah 84121

(801) 947-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick M. Byrne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,218,589(2)

	8.	Shared Voting Power 5,592,127

	9.	Sole Dispositive Power 1,218,589(2)

	10.	Shared Dispositive Power 5,592,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,810,716

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.3%

14.	Type of Reporting Person (See Instructions) IN

(1)  The 60,000 Shares purchased in the open market by Dr. Byrne on November 30, 2005 and December 1, 2005 were purchased with personal funds of Dr. Byrne.

(2)  Includes 132,817 Shares reported that consist of vested options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) High Plains Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,592,127

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,592,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Haverford Valley L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,592,127

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,592,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,592,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) 00

AMENDMENT NO. 5 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley L.C. dated November 14, 2002, as amended to date (the “Original 13D”), relating to shares of the common stock, par value $0.0001 per share (the “Shares”) of Overstock.com, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6350 South 3000 East, Salt Lake City, Utah 84121.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 of the Original 13D is supplemented as follows

The names of the persons filing this Amendment are Patrick M. Byrne (“Dr. Byrne”), High Plains Investments LLC and Haverford Valley L.C.  Dr. Byrne is the President and a member of the board of directors of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original 13D is supplemented as follows:
The 60,000 Shares purchased in the open market by Dr. Byrne on November 30, 2005 and December 1, 2005 were purchased with personal funds of Dr. Byrne.
Item 4.	Purpose of Transaction
Item 4 of the Original 13D is supplemented as follows:

The reporting persons hold the Shares acquired as reported in this Amendment for the purpose of investment.  Any or all of the reporting persons may purchase additional shares.  If any of the reporting persons do purchase additional shares, they may discontinue purchases at any time.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is supplemented as follows:

As set forth herein, Dr. Byrne beneficially owns 6,810,716 Shares, which represent 35.3% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3.  Dr. Byrne shares voting and dispositive power over 5,592,127 Shares with High Plains Investments LLC and Haverford Valley L.C.  Dr. Byrne disclaims beneficial ownership of the Shares held by High Plains Investments LLC, Haverford Valley L.C. and all other persons except to the extent of his pecuniary interest in each entity, respectively.  Dr. Byrne has sole voting and dispositive power over 1,218,589 Shares, including 132,817 Shares subject to unexercised options.

On November 30, 2005 and December 1, 2005, Dr. Byrne purchased an aggregate of 60,000 Shares in the open market.  As previously reported, on August 15, 2005, Dr. Byrne purchased 20,000 Shares in the open market.  On September 12, 2005, an entity wholly owned by High Plains Investments LLC exercised warrants to acquire 330,396 Shares.  Dr. Byrne, High Plains Investments LLC and Haverford Valley L.C. had previously reported beneficial ownership of such 330,396 Shares, and the exercise did not change the beneficial ownership of any of them.  On October 5, 2005, High Meadows Finance, L.C. distributed 201,693 Shares pro rata to its owners, including 66,559 shares to High Plains Investments LLC.  No transactions in the Shares were effected by any of the reporting persons in the last sixty days except as described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Statement on Schedule 13D relating to him is true, complete and correct.

Dated: December 15, 2005

/s/ Patrick M. Byrne
Patrick M. Byrne

HIGH PLAINS INVESTMENTS LLC

By: HAVERFORD VALLEY LC

	By:	/s/ John Pettway
Name: John Pettway
Title: Manager

HAVERFORD VALLEY LC

		By:	/s/ John Pettway
Name: John Pettway
Title: Manager